Exhibit 99.2

PETAQUILLA MINERALS LTD.

For the Thirteen Months Ended June 30, 2013 and Year Ended May 31, 2012

Management’s Discussion and Analysis
Of Financial Condition and Results of Operations

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petaquilla Minerals Limited (“PTQ” or the “Company”) reports the financial results for the four and thirteen months ended June 30, 2013 which have been prepared on the basis of available information up to October 4, 2013. Management’s discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes thereto of the Company, as at and for the thirteen months ended June 30, 2013 and the audited consolidated financial statements and related notes, as at and for the year ended May 31, 2012.

On August 19, 2013, the Company announced a change of its fiscal year-end from May 31st to June 30th and, consequently, the references to the thirteen months ended June 30, 2013 in the audited consolidated financial statements include operations for a period of 13 months from June 1, 2012 to June 30, 2013. The British Columbia Securities Commission, the Company’s home-country securities regulator, has accepted and approved the presentation of a 13 month period ended June 30, 2013 in the audited consolidated financial statements.

Management’s discussion and analysis provides a review of the performance of PTQ’s business and compares its performance for the four and thirteen months ended June 30, 2013 with the three and twelve months ended May 31, 2012. Due to the change of the Company’s fiscal year-end mentioned above, the amounts presented for the year ended May 31, 2012, consider only a 12 month period and are therefore not entirely comparable.

FORWARD-LOOKING STATEMENTS

Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of construction, gold production and capital expenditure costs. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.

NON-IFRS PERFORMANCE MEASURES

The Company has included the non-IFRS performance measures unit cash cost per ounce of gold equivalent sold, earnings before interest, tax, depreciation and amortization (“EBITDA”), adjusted EBITDA, adjusted net income, operating margin, and working capital. These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared using IFRS. More specifically, Management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide, among others: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold, (ii) the trend in costs as the mine matures, (iii) an internal benchmark of performance to allow for comparison against other mines (iv) the ability of the Company to generate earnings associated with positive cash flows and (v) the Company’s ability to settle liabilities due within one year.

Cash cost per ounce of gold equivalent sold includes mine site operating costs such as mining, processing, administration, information technology, safety, health, environment management and by product credits from the sale of silver but is exclusive of amortization, depreciation, depletion, reclamation costs, capital costs, exploration and evaluation costs, royalties and corporate administration costs.

BASIS OF PREPARATION

The audited consolidated financial statements for the thirteen months ended June 30, 2013 and the year ended May 31, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accounting policies adopted are consistent with those of the previous financial year, originally disclosed in Note 3 to the audited consolidated financial statements for the year ended May 31,

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

2012, and are based on IFRS issued and outstanding as of October 4, 2013, the date the Board of Directors approved the audited consolidated financial statements for the thirteen months ended June 30, 2013.

OVERALL PERFORMANCE

Executive Highlights

Financial Performance – Continuing Operations

Key Performance Indicator	13 months ended June 30 and 12 months ended May 31		Var.	4 months ended June 30 and 3 months ended May 31		Var.
	FY 2013	FY 2012(1)		FY 2013	FY 2012(1)
Revenue	$110.7M	$96.1M	15%	$24.1M	$25.8M	(6%)
Operating profit	$36.0M	$34.9M	3%	$0.5M	$8.1M	(94%)
Earnings (loss) from operations	$1.3M	$8.7M	(85%)	($14.5M)	($1.2M)	(1108%)
Net income (loss)	($4.6M)(2)	$22.4M	(121%)	($25.7M)(2)	$4.0M	(743%)
EBITDA	$23.1M	$24.0M	(4%)	($4.4M)	$2.3M	(291%)
Adjusted EBITDA	$35.0M	$32.5M	8%	($0.0M)	$4.5M	(100%)
Cash cost per ounce	$569	$584	(3%)	$540	$650	(17%)
Realized gold price	$1,601	$1,640	(2%)	$1,473	$1,617	(9%)
(1)

Some reallocations of revenues and costs of production have been made in connection with the disclosure of the results of our infrastructure subsidiary, Panama Desarrollo de Infraestructura, S.A. (“PDI”). Sales of aggregates were originally disclosed as a by-product against cost of production. However, since PDI has started to execute during the last quarter of the thirteen months ended June 30, 2013, an aggregate purchase contract signed with Minera Panama SA (“MPSA”) in amount of $100 million, due to its materiality the Company re-classified the sales of aggregates of $1.2 million from cost of production to revenue for comparative purposes.

(2)

Including of a non-cash loss adjustment of $9.8 million derived from the valuation of forward purchase agreements at their fair value, $4.1 million related to the commitment of the Company for the construction of several water management facilities for the communities located within the area of influence of Molejon project in Panama and $7.3 million related to additional depreciation recorded in the current year due to the re-measurement of PDI’s operations upon de-classification as held-for-distribution to owners. See Notes 8, 16 and 22 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

Operational Performance

Key Performance Indicator		13 months ended June 30 and 12 months ended May 31		Var.	4 months ended June 30 and 3 months ended May 31		Var.
		FY 2013	FY 2012		FY 2013	FY 2012
•	Gold production	68koz	68koz	0%	12koz	18koz	(33%)
•	Gold Equiv. production	69koz	69koz	0%	12koz	18koz	(33%)
•	Gold stockpiled(1)	143koz	96koz	49%	143koz	96koz	49%
(1)	Total ounces of gold stockpiled for heap leaching production as at the end of each period.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Business Overview

The Company is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and selected acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. The Company received its operating permit from the Government of Panama on November 18th, 2009, authorizing the Company to proceed to commercial production of its 100% owned Molejon deposit. The Company achieved commercial production on January 8th, 2010, after having run its operations at an average of 70% of its normal capacity for a consecutive period of 30 days.

In addition, through Iberian Resources Corp. (“Iberian”) acquired in 2011, the Company owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”). During the thirteen months ended June 30, 2013 environmental, technical and economic permits have been approved by the Andalusian Autonomous Government and after completing the titling process the Company obtained the administrative authorization to commence operations at Lomero-Poyatos Project, with the goal of initiating commercial on-site production during first half of fiscal 2015. During the thirteen months ended June 30, 2013 activities related to drilling, assessment and determination of measured and indicated resources and engineering design have been performed in order to update the actual National Instrument 43-101 from inferred to measured and indicated resources. In accordance with current filed NI 43-101, the Lomero-Poyatos Mine contains an estimated inferred mineral resource of 6.07Mt averaging 4.25 g/t of gold and 88.74 g/t of silver.

During the thirteen months ended June 30, 2013 the Company completed a production expansion plan at its Molejon Mine by adding a fourth ball mill to its production process and, along with this fourth ball mill, installed two additional leach tanks, two additional carbon in pulp tanks, one additional thickener and doubled its ADR and electro-winning capacity. This capacity expansion was a complex technical achievement as it was executed while the remaining ball mills, tanks and thickeners were generally kept in operation.

On September 5th 2012, Inmet Mining Corporation (“Inmet”) launched a hostile bid for the Company by offering to purchase all of the issued and outstanding common shares of the Company for $0.48 per share, subsequently revised to $0.62 per share. On its recommendation for the shareholders of the Company not to tender their shares to Inmet’s offer, the Board of Directors of the Company highlighted the key value drivers of the Company’s strategy: a cash-flow producing gold mine in operation, an extensive land package with recognized exploration potential and critical for the development of Inmet’s Cobre Panama mining infrastructure, immediate availability of large quantities of construction grade aggregates required for the works of the Cobre Panama project and PDI’s highly skilled work force uniquely available in the Petaquilla Mining District and several mining projects in Iberia, namely the Lomero Poyatos mine, all located along the Iberian Pyrite Belt. On the expiry of Inmet’s offer, November 5th

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

2012, the Company shareholders rejected the Offer which unsuccessfully expired in accordance with its own terms. The Company still stands by the above value drivers as the key pillars of its value creation strategy going forward.

Subsequently to the failed hostile takeover, the Company and Inmet signed a binding term sheet outlining an agreement between the companies related to the procurement of construction aggregates, the use of an area adjacent to the Company’s Molejon site for future construction of support facilities for Inmet’s Cobre Panama project and the settlement of certain claims including the waiver of pending and future royalties to be received by Inmet as further detailed below:

  An agreement for the delivery of aggregate materials and screened rocks with a total value up to $100 million over a three year period, to be provided by the Company’s infrastructure affiliate, Panama Desarrollo de Infraestructura, S.A. (“PDI”), to the Cobre Panama project, with a minimum guaranteed amount of $75 million. This agreement has been executed effectively in March 2013 and PDI has commenced deliveries to the Cobre Panama project immediately thereafter. Sales of aggregates to Inmet during the thirteen months ended June 30, 2013 totaled $6.1 million.

  A lease over a 10 year period of certain lands owned by the Company for establishment of temporary and permanent camp space for Inmet’s Cobre Panama project for an annual rent of $1.3 million.

  Forgiveness of past accrued royalties (see Note 16 to the audited consolidated financial statements for the thirteen months ended June 30, 2013), all future royalties and release of certain monetary claims by Inmet and Minera Panama, S.A., Inmet’s Panamanian subsidiary that is developing the Cobre Panama project.

Subsequent to this agreement Inmet was itself the object of a successful hostile takeover bid by First Quantum Minerals (FQM) who have re-confirmed the above terms as previously signed between Petaquilla and Inmet.

The acquisition of Inmet by FQM has opened a very material opportunity for the Company, through PDI, to develop an alternative cash-flow stream by selling aggregates and other mining services to FQM. Accordingly, the Company has re-assigned some mining and crushing equipment to ensure a timely deliver to the above mentioned FQM’s order for $100 million of different types of aggregate material, also partly explaining the reduction in gold production during the last part of the thirteen months ended June 30, 2013.

The increase in revenues, operating margin, Adjusted EBITDA and reduction in cash costs during the thirteen months ended June 30, 2013 compared to previous fiscal year 2012, has been substantially due to the economic benefits derived from the aggregate business of the Company, compensating for the reduction in gold prices occurring during the last quarter of the thirteen months ended June 30, 2013.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Although maintaining its plans for the future spin-out of PDI, the Company will assess all alternatives to best allocate its capital taking into account the short to medium term volatility of gold prices and the potential for the Company of PDI’s new aggregates business with FQM.

The spin-out of PDI can only be executed upon the repayment of all the outstanding Deutsche Bank debt. The Company is currently negotiating several financing alternatives and the completion of the spin-out transaction would be subject to the regulatory and shareholder approval. See Note 1 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

OPERATING PERFORMANCE

	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total	Total
	2013(3)	2013	2013	2013	2013	2012	2012	2012	2012	2012	2011
Gold mined – oz	18,887	22,367	25,865	36,713	103,832	31,590	36,304	37,056	33,203	138,153	86,161
Gold stockpiled – oz(1)	142,957	118,154	115,544	112,266	142,957	95,896	84,572	63,878	43,213	95,896	25,089
Gold produced – oz	11,912	17,674	20,025	17,882	67,493	17,725	14,163	18,100	18,014	68,002	55,566
Gold equivalent produced – oz	12,191	18,013	20,518	18,459	69,181	18,122	14,427	18,496	18,458	69,503	56,575
Gold equivalent sold – oz	14,196	14,598	17,905	17,597	64,296	15,546	13,040	16,297	17,987	62,870	54,617
Average realized gold price ($/oz)	$1,473	$1,647	$1,695	$1,595	$1,601	$1,617	$1,622	$1,717	$1,600	$1,640	$1,348
Cash cost per ounce of gold equivalent sold ($/oz) (2)	$540	$692	$528	$532	$569	$650	$616	$546	$537	$584	$625
(1)	Total ounces of gold stockpiled for heap leaching production as at the end of each period.
(2)

See table below that provides with reconciliation of cash cost per ounce of gold equivalent sold to total cost of sales per the audited consolidated financial statements for the thirteen months ended June 30, 2013.

(3)	Four month quarter.

Inmet’s attempted takeover bid of September 5th, 2012, impacted the Company’s ability to execute a high-yield debt transaction. The Company had been in the final stages of closing a potential $210 million senior secured notes offering which would have strengthened the balance sheet to secure the long-term development of the Company, including the acquisition of additional mining equipment required to increase the feed rate of the new 4-ball mill plant setup and to prepay Deutsche Bank as a condition for the then planned spin-out of PDI. At a hearing with the British Columbia Securities Commission (“BCSC”), held on October 13th at the request of Inmet, the Company was formally instructed by the BCSC not to pursue its debt raising effort until a final outcome of Inmet’s takeover bid was declared. In the opinion of the BCSC the Company’s shareholders were entitled to decide on Inmet’s offer as it was presented before them and the Company was, therefore, deemed bound to respect such terms. As a result the Company was forced to delay the acquisition of critical mining and process equipment needed to complete the expansion of the Molejon gold mine, effectively preventing the Company from increasing the mining rate required by the newly installed additional milling capacity which was intended to compensate for a planned reduction in the average processed ore grades. As a consequence of not having closed financing and despite a significant ramp-up of throughput to the Mill Plant since the commissioning of the fourth ball mill and the other auxiliary equipments associated with the expansion of the production capacity (an increase of 30% in processed ore has been achieved during the last quarter of the thirteen months ended

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

June 30, 2013 compared to previous quarter, as it was planned), gold mined during last quarter of the thirteen months ended June 30, 2013 decreased 16% and 27% compared to the third and second quarters, respectively, mainly due to said shortage of mining equipment. This effect was further compounded by the recent requirement to share mining and crushing equipment between gold and aggregates production. As a result gold produced has decreased 33% in the last quarter of the thirteen months ended June 30, 2013 compared to the third quarter of the same period. These events contributed to the Company’s inability to fulfill its delivery obligations to Deutsche Bank during the thirteen months ended June 30, 2013.

In the meantime the Company has acquired additional mining and crushing equipment and expects to re-balance the mining and process operations, including the additional processing of aggregates for FQM, during the course of the second quarter 2014.

The aggregates business and in particular, the initial deliveries, during the last quarter of the thirteen months ended June 30, 2013, to the aggregates contract signed between PDI and Minera Panama, S.A. (“MPSA”), worth up to $100 million, made possible to compensate for the decrease in gold production and significantly contributing to a cash costs per ounce of gold sold of $540, below the average obtained during the previous three quarters of current fiscal year. Sales of aggregates represent for the Company a material recovery of its mining costs at Molejon mine helping also to compensate the decrease in gold prices occurred during the last quarter of the thirteen months ended June 30, 2013 and subsequently after year end.

For fiscal 2014, the Company expects its cash cost of gold equivalent sold to be within a range of $550 to $600.

Total ounces of gold stockpiled for future heap leaching production as of the end of the thirteen months ended June 30, 2013 were at 143koz. As part of the Company's plans to increase gold production at its Molejon gold mine, these stockpiles of ore will be processed through on/off leach pad methodology combined with a commercial heap leaching stage expected to be commissioned during calendar year 2014.

During the four months ended June 30, 2013, the Company has delivered, or settled in cash, 5,940 ounces of gold and 60,800 ounces of silver to Deutsche Bank. The Company has an obligation to deliver 30,150 ounces of gold and 347,200 ounces of silver in future periods (see Notes 1, 17 and 33 to the audited consolidated financial statements for the thirteen months ended June 30, 2013).

The following table provides a reconciliation of cash costs per ounce of gold equivalent sold to total cost of sales per the audited consolidated financial statements:

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total	Total
	2013	2013	2013	2013	2013	2012	2012	2012	2012	2012	2011
Production costs ($’000)(2)	13,465	14,675	13,461	11,339	52,940	14,217	9,419	10,708	11,549	45,893	39,157
Less sales of aggregates ($’000)	(4,366)	(167)	(1,172)	(377)	(6,082)	(1,235)	-	-	-	(1,235)	-
Less Cost Associated to JV MECO/PDI ($’000)	(1,020)	(3,949)	(867)	(235)	(6,071)	(1,249)	-	-	-	(1,249)	-
Less Royalties ($’000)(1)	(413)	(463)	(1,963)	(1,358)	(4,197)	(1,623)	(1,384)	(1,812)	(1,898)	(6,717)	(4,995)
Cash operating costs ($’000)	7,666	10,096	9,459	9,369	36,590	10,110	8,035	8,896	9,651	36,692	34,162
Gold equivalent sold (oz)	14,196	14,598	17,905	17,597	64,296	15,546	13,040	16,297	17,987	62,870	54,616
Cash cost per ounce of gold equivalent sold ($/oz)	$540	$692	$528	$532	$569	$650	$616	$546	$537	$584	$625

(1)
On February 25, 2013, the Company and Inmet Mining Corporation (“Inmet”) signed a binding term sheet outlining the agreement of the companies relating to aggregate procurement, land access and use, settlement of certain claims, waiver of royalties to be received by Inmet and camp site procurement in the District of Donoso, Panama. In conjunction with this term sheet, Inmet has waived its right to 5% royalties from the Company’s sales at its Molejon mine. The waiver resulted in a gain of $13,348,341 that has been recorded within non-operating income (expenses) during the three months ended February 28, 2013.

(2)
Some reallocations of revenues and costs of production have been made in connection with the disclosure of the results of our infrastructure subsidiary, Panama Desarrollo de Infraestructura, S.A. (“PDI”). Sales of aggregates were originally disclosed as a by-product against cost of production. However, since PDI has started to execute during the last quarter of the thirteen months ended June 30, 2013, an aggregate purchase contract signed with Minera Panama SA (“MPSA”) in amount of $100 million over a three-year period, due to its materiality the Company re-classified the sales of aggregates from cost of production to revenue for comparative purposes.

SELECTED FINANCIAL INFORMATION (1)

	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total	Total
Key Financial Data (000’s)	2013	2013	2013	2013	2013	2012	2012	2012	2012	2012	2011
Revenue - Total	$24,057	$28,457	$31,700	$26,453	$110,667	$25,807	$18,832	$25,311	$26,177	$96,127	$71,709
Gold	20,400	22,732	27,423	25,369	95,924	22,591	18,832	25,310	26,177	92,910	71,709
Aggregates	4,366	167	1,172	377	6,082	1,235	-	-	-	1,235	-
JV PDI / MECO	(819)	4,531	1,664	556	5,932	1,387	-	-	-	1,387	-
Other construction	110	1,027	1,441	151	2,729	595	-	-	-	595	-
Operating margin	466	10,511	14,405	10,611	35,993	8,137	6,330	10,630	9,835	34,932	20,041
Net income (loss)(2)	(25,698)	15,767	1,609	3,720	(4,602)	4,047	4,507	8,897	4,969	22,420	(3,843)
EBITDA	(4,364)	6,322	11,386	9,721	23,065	2,260	3,607	7,362	10,815	24,044	6,182
Adjusted EBITDA	-	7,612	14,861	12,480	34,953	4,497	5,716	9,488	12,765	32,466	9,882
Working capital (deficit)(3)	(85,609)	(27,686)	(46,852)	(42,214)	(85,609)	(41,775)	(43,491)	(31,033)	(27,136)	(41,775)	(23,849)
Long term liabilities	43,780	54,808	50,286	52,454	43,780	49,727	55,012	68,089	73,765	49,727	74,946
Total Liabilities	164,667	143,602	143,645	133,173	164,667	130,322	124,004	122,672	120,670	130,322	118,335
Cash position	13,720	25,680	16,665	12,742	13,720	11,962	9,781	12,540	11,626	11,962	11,905
Total Assets	$217,977	$222,907	$206,759	$193,490	$217,977	$186,251	$179,214	$175,873	$135,966	$186,251	$128,733
(1)	Certain changes have been done to some information disclosed in previous periods for comparative purposes.
(2)

Including, during the thirteen months ended June 30, 2013, of a non-cash loss adjustment of $9.8 million derived from the valuation of forward mineral purchase agreements at their fair value and $4.1 million related to the commitment of the Company for the construction of several water management facilities for the communities located within the area of influence of Molejon project in Panama and $7.3 million related to additional depreciation recorded in the current year due to the measurement of PDI’s operations upon de-classification as held-for-distribution to owners. See Notes 8, 16 and 22 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

(3)	See Note 1 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Following is reconciliation between the Net income (loss) and the EBITDA for each of the periods disclosed within the previous selected financial information.

	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total	Total
	2013	2013	2013	2013	2013	2012	2012	2012	2012	2012	2011
Net income (loss)	($25,698)	$15,767	$1,609	$3,720	(4,602)	$4,047	$4,507	$8,897	$4,969	$22,420	($3,843)
Finance (income) expense, net	3,123	187	440	735	4,485	1,363	499	151	161	2,174	534
Non-operating (income) expenses	8,085	(12,902)	5,503	762	1,448	(6,603)	(4,482)	(5,659)	893	(15,851)	(3,019)
Depreciation, depletion & amortization	10,126	3,270	3,834	4,504	21,734	3,453	3,083	3,973	4,792	15,301	12,510
EBITDA	($4,364)	$6,322	$11,386	$9,721	$23,065	$2,260	$3,607	$7,362	$10,815	$24,044	$6,182

As it has been disclosed, the Company is actively pursuing financing alternatives in order to fund its long-term development plan, re-finance short-term liabilities and terminate its existing gold and silver prepayment contracts and convertible loan with Deutsche Bank, effectively freeing an average of approximately 1,500 gold equivalent ounces monthly. By selling gold and silver at the prevailing spot prices, the Company anticipates that it will realize increases in its sales prices, and as a consequence an increase in its free cash flow and EBITDA.

The following table presents, on an as adjusted basis, the calculation of Company’s EBITDA, after giving effect to the termination of prepaid forward minerals purchase contracts entered with Deutsche Bank and some other non-recurring items recorded during the thirteen months ended June 30, 2013. Nevertheless, as from May 2014 gold deliveries committed to Deutsche Bank will be reduced from the current level of 1,485 gold ounces monthly to 900 gold ounces monthly through to the end of the prepayment agreements with Deutsche Bank, effectively freeing 600 gold ounces into monthly free cash flow.

	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total	Total
	2013	2013	2013	2013	2013	2012	2012	2012	2012	2012	2011
EBITDA	($4,364)	$6,322	$11,386	$9,721	$23,065	$2,260	$3,607	$7,362	$10,815	$24,044	$6,182
Termination of prepaid forward minerals purchase contracts	311	1,290	3,475	2,759	7,835	2,237	2,109	2,126	1,950	8,422	3,700
Community support agreement (1)	4,053	-	-	-	4,053	-	-	-	-	-	-
Adjusted EBITDA	-	$7,612	$14,861	$12,480	$34,953	$4,497	$5,716	$9,488	$12,765	$32,466	$9,882

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

(1)

During the thirteen months ended June 30, 2013, the Company entered into an agreement with the Government of Panama for construction of water management facilities for the benefit of communities around its Molejon mine. The Company has committed to spending a total amount of $4,053,346 by June 30, 2014. See Note 16 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

Net income (loss) for the last quarter of the thirteen months ended June 30, 2013 has been impacted by the following one-off and non-cash adjustments:

		($ millions)
Net income (loss) for the four months ended June 30, 2013		(25.7)
Less:
•	Community support agreement	4.1
•	Mark-to-market of mineral forward agreements and convertible loan	10.2
•	Adjustment in depreciation of PDI and other expenses related to proposed spin-out(1)	8.2
Adjusted Net income (loss) for the four months ended June 30, 2013		(3.2)

(1)

Related to additional depreciation recorded in the current year due to the measurement of PDI’s operations upon de-classification as held-for-distribution to owners and expenses related to the proposed spin-out of PDI that were capitalized upon the mentioned de- classification. See Note 8 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

In addition, Net income (loss) for the thirteen months ended June 30, 2013 has been impacted by the following one-off and non-cash adjustments:

		($ millions)
Net income (loss) for the thirteen months ended June 30, 2013		(4.6)
Less:
•	Community support agreement	4.1
•	Mark-to-market of mineral forward agreements and convertible loan	8.0
•	Adjustment in depreciation of PDI and other expenses related to proposed spin-out(1)	8.2
•	Expenses related to the Company’s ensuing financing arrangements	2.8
•	Expenses related to obtain advise in defending a hostile takeover bid	3.5
•	Gain on waiver of accrued royalties	(13.3)
•	Mark-to-market on share purchase warrants	(0.5)
Adjusted Net income (loss) for the thirteen months ended June 30, 2013		8.2

(1)

Related to additional depreciation recorded in the current year due to the measurement of PDI’s operations upon de-classification as held-for-distribution to owners and expenses related to the proposed spin-out of PDI that were capitalized upon the mentioned de- classification. See Note 8 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

RESULTS OF OPERATIONS

The Company’s audited consolidated financial statements for the thirteen months ended June 30, 2013, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards (“IASB”) and all amounts are expressed in United States dollars unless otherwise indicated.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The results of the Company reflect its ongoing administrative costs, net of interest and other income (expenses), revenues from the sales of gold and silver, aggregates and construction contracts performed by PDI (see Note 20 to the audited consolidated financial statements for the thirteen months ended June 30, 2013), production and operating expenses and amortization and depletion. Commercial production at the Molejon Gold mine commenced on January 8, 2010.

SUMMARY OF RESULTS ($’000) (1)

	2013	2013	2012	2012	Total	2012	2012	2011	2011	Total	Total
	Jun 30	Feb 28	Nov 30	Aug 31	2013	May 31	Feb 29	Nov 30	Aug 31	2012	2011
	Q4	Q3	Q2	Q1		Q4	Q3	Q2	Q1

Revenues	24,057	28,457	31,700	26,453	110,667	25,807	18,832	25,311	26,177	96,127	71,709
Production costs	(13,465)	(14,675)	(13,461)	(11,339)	(52,940)	(14,217)	(9,419)	(10,708)	(11,549)	(45,893)	(39,157)
Depreciation and depletion(2)	(10,126)	(3,271)	(3,834)	(4,503)	(21,734)	(3,453)	(3,083)	(3,973)	(4,792)	(15,301)	(12,510)

Operating Margin	466	10,511	14,405	10,611	35,993	8,137	6,330	10,630	9,836	34,933	20,042

General and administrative	(6,272)	(3,788)	(4,307)	(3,026)	(17,393)	(6,431)	(2,339)	(3,492)	(1,966)	(14,228)	(10,088)
Donations and community relations(3)	(4,395)	(413)	(478)	(276)	(5,562)	(621)	63	(640)	(345)	(1,543)	(1,707)
Exploration and evaluation costs	(3,991)	(3,132)	(2,008)	(1,984)	(11,115)	(2,231)	(3,477)	(2,824)	(1,372)	(9,904)	(9,269)
Share-based payments	(298)	(126)	(60)	(108)	(592)	(47)	(53)	(285)	(130)	(515)	(920)
Other operating expenses	-	-	-	-	-	-	-	-	-	-	(4,386)

Earnings (loss) from Operations	(14,490)	3,052	7,552	5,217	1,331	(1,193)	524	3,389	6,023	8,743	(6,328)

Finance income (expenses), net	(3,123)	(187)	(440)	(735)	(4,485)	(1,363)	(499)	(151)	(161)	(2,174)	(534)
Non-operating income (expenses)	(8,085)	12,902	(5,503)	(762)	(1,448)	6,603	4,482	5,659	(893)	15,851	3,019

Net income (loss)	(25,698)	15,767	1,609	3,720	(4,602)	4,047	4,507	8,897	4,969	22,420	(3,843)

Other comprehensive income (loss)	(238)	184	1,086	558	1,590	(2,703)	(2,484)	-	-	(5,187)	450

Comprehensive income (loss)	(25,936)	15,951	2,695	4,278	(3,012)	1,344	2,023	8,897	4,969	17,233	(3,393)

Earnings (loss) per share – basic and diluted – Total	($0.12)	$0.07	$0.01	$0.02	($0.02)	$0.02	$0.02	$0.03	$0.03	$0.10	(0.04)

(1)	Certain changes have been done to some information disclosed in previous periods for comparative purposes.
(2)

Includes additional depreciation recorded in the current year due to the measurement of PDI’s operations upon de- classification as held-for-distribution to owners. See Note 8 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

(3)

During the thirteen months ended June 30, 2013, the Company entered into an agreement with the Government of Panama for construction of water management facilities for the benefit of communities around its Molejon mine. The Company has committed to spending a total amount of $4,053,346 by June 30, 2014. See Note 16 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

RESULTS OF OPERATIONS - FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 COMPARED TO THE YEAR ENDED MAY 31, 2012

Operating Margin

During the thirteen months ended June 30, 2013 operating margin was $36.0 million compared to $34.9 million obtained during the year ended May 31, 2012. This increase of 3% in the operating margin was due to the following reasons: 12

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  Revenues and production costs

During the thirteen months ended June 30, 2013 gold sold totaled 63,111 ounces, corresponding to an increase of 3% compared to year ended May 31, 2012 (61,259 ounces). Total revenues (see Note 20 to the audited consolidated financial statements for the thirteen months ended June 30, 2013) and production costs were $110.7 million and $52.9 million, respectively, corresponding to an average sales price of $1,601 and a cash cost per ounce sold of $569. Total revenues for the thirteen months ended June 30, 2013 increased by 15% compared to year ended May 31, 2012 due to the above mentioned 3% increase in gold ounces sold, an increase of 393% and 337% in sales of aggregates and construction contracts of our Panamanian infrastructure subsidiary PDI, respectively, offset by a decrease of 2% in the average sales price.

Production costs for the thirteen months ended June 30, 2013 increased by 15% compared to year ended May 31, 2012 due mainly to the increase in PDI’s business and the waiver of royalties agreed between the Company and Inmet Mining Corporation as it has been described in Note 16 to the audited consolidated financial statements for the thirteen months ended June 30, 2013. As a consequence of the 3% increase in ounces of gold sold during the thirteen months ended June 30, 2013 compared to year ended May 31, 2012 and the increase in revenue coming from infrastructure business combined with the mentioned decrease in costs of royalties, cash costs per ounce of gold sold at $569, for the thirteen months ended June 30, 2013 decreased by 2% compared to the year ended May 31, 2012 ($584).

  Depreciation and depletion

Depreciation of production equipment and depletion of mineral properties was $21.7 million for the thirteen months ended June 30, 2013 compared to $15.3 million for the year ended May 31, 2012. The increase by 42% was related to additional depreciation recorded in the last quarter of the thirteen months ended June 30, 2013 due to the measurement of PDI’s operations upon de-classification as held-for-distribution to owners. See Note 8 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

Earnings from operations

During the thirteen months ended June 30, 2013 Earnings from operations at $1.3 million decreased by 85% compared to the year ended May 31, 2012, mainly due to an increase of 32% in expenses offset by an increase of 3% in operating margin. The mentioned increase in expenses was largely due to:

  An increase of $3.2 million in general and administrative expenses mainly due to an increase of $1.6 million in accounting and legal fees, $0.4 million in office administration, $0.8 million in travel expenses and $0.5 million in wages and salaries.
  Main reasons for these higher expenses are connected with the increase of activities in Spain related to the processes of obtaining environmental, technical and economic permits and completion of the titling process of the Company’s Lomero-Poyatos project.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  An increase of $4 million in donations and community relations mainly due to the agreement signed by the Company with the Government of Panama for construction of water management facilities for the benefit of communities around its Molejon mine.
  The Company has committed to spending a total amount of $4.1 million by June 30, 2014.

  An increase of $1.2 million in Exploration and evaluation costs due to the increase of activities in Spain related to the Company’s Lomero-Poyatos project.

Net income (loss)

Net income for the thirteen months ended June 30, 2013 decreased by 121% to a net loss of $4.6 million compared to an income of $22.4 million for the year ended May 31, 2012. Following is a variance analysis showing the main reasons for this decrease:

		Variance
		($ millions)%
Net income for the year ended May 31, 2012		22.4	-
•	Increase in Operating Margin(1)	1.1	3%
•	Increase in Expenses(2)	(8.5)	32%
•	Increase in Finance income (expenses), net	(2.3)	106%
•	Decrease in Non-operating income (expenses)(3)	(17.3)	(109%)
Net loss for the thirteen months ended June 30, 2013		(4.6)	(121%)

(1)	15% increase in revenue and 15% increase in cost of production.
(2)	32% increase in expenses mainly in general and administrative ($3.2 million), donations ($4 million) and evaluation and exploration expenses ($1.2 million).
(3)	Decrease of $17.3 million in non-operating income (expenses) has been mainly due to the following reasons:

  A decrease of $10.1 million in the mark-to-market gain on share purchase warrants.

  During the thirteen months ended June 30, 2013, the Company incurred $3.5 million in respect of obtaining advice in defending a hostile takeover bid by and reaching an alternative agreement with Inmet (Note 16 to the audited consolidated financial statements for the thirteen months ended June 30, 2013). In addition, during the same period, the Company recognized approximately $1.8 million of costs in relation to the Company’s ensuing financing arrangements.

  $12.2 million of non-cash loss adjustment during the thirteen months ended June 30, 2013 derived from the valuation at fair value of the forward mineral purchase agreements and the convertible loan with Deutsche Bank.

  A gain on waiver of accrued royalties in amount of $13.3 million (see Notes 16 and 22 to the audited consolidated financial statements for the thirteen months ended June 30, 2013).

Cash Flow

Operating Activities

Cash flow generated from operations during the thirteen months ended June 30, 2013 at $12.6 million, decreased by 47% compared to $23.7 million for the year ended May 31, 2012.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The decrease in cash flow generated from operations is attributable mainly to the increase in working capital needs to achieve the higher volume to be mined at our Molejon mine in connection with low grade ore to be processed through a commercial stage of heap leaching projected to start up in calendar 2014, and aggregates material that has been sailing since March 2013 within the terms of the agreement signed with Minera Panama, S.A. worth up to $100 million. In addition during the thirteen months ended June 30, 2013 there was not any closing of new forward purchase agreements with financial institutions like in comparison with fiscal years 2012 and 2011, when two mineral forward commercial agreements were signed for a total amount of $56 million.

Financing Activities

There was a net cash inflow of $6.6 million from financing activities during the thirteen months ended June 30, 2013, compared to a net cash outflow of $1.2 million during the year ended May 31, 2012.

The increase of $7.8 million in cash provided by financing activities during the thirteen months ended June 30, 2013 was mainly due to the increase of $6.8 million in the proceeds from new bank loans, in connection with the expansion of the Molejon Gold Plant in Panama and working capital requirements.

Investing Activities

There was a net cash outflow of $17.6 million for the thirteen months ended June 30, 2013, compared to a net cash outflow of $24.4 million for the year ended May 31, 2012. The decrease of $6.8 million in the cash used for investing activities during the thirteen months ended June 30, 2013 was mainly due to a lower expenditure in mineral properties, plant & equipment.

RESULTS OF OPERATIONS - FOR THE FOUR MONTHS ENDED JUNE 30, 2013 COMPARED TO THE QUARTER ENDED MAY 31, 2012

Operating Margin

During the four months ended June 30, 2013 operating margin was $0.5 million compared to an operating margin of $8.1 million obtained during the last quarter of fiscal 2012. This decrease of 94% in the operating margin was due to the following reasons:

  Revenues and production costs

During the four months ended June 30, 2013 gold sold totaled 13,901 ounces, corresponding to a decrease of 8% compared with the last quarter of fiscal 2012 (15,181 ounces). Total revenues and production costs were $24.1 million and $13.5 million, respectively, corresponding to an average sales price of $1,473 and a cash cost per ounce sold of $540. Total revenues for the four months ended June 30, 2013 decreased by 7% compared to same period of fiscal 2012 due to the above mentioned 8% decrease in gold ounces sold and a decrease of 9% in the average sales price ($1,617 during the quarter ended May 31, 2012).

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Production costs for the four months ended June 30, 2013 decreased by 5% compared to the last quarter of fiscal 2012 mainly due to a decrease of 18% in the cost of execution of the project performed by JV MECO-PDI and a 75% decrease in royalty costs in connection with the waiver of royalties agreed between the Company and Inmet Mining Corporation as it has been described in Note 16 to the audited consolidated financial statements for the thirteen months ended June 30, 2013. Cash cost per ounce of gold equivalent sold for the four months ended June 30, 2013 decreased by 17% compared to the last quarter of fiscal year 2012 mainly due to an increase of 254% in sales of aggregates that are considered as a by-product for the determination of this non-gaap measurement, written-off by a decrease of 9% in gold equivalent sold.

  Depreciation and depletion

Depreciation of production equipment and depletion of mineral properties was $10.1 million for the four months ended June 30, 2013 compared to $3.5 million for the last quarter of fiscal 2012. This increase by 189% was mainly due to a $7.3 million additional depreciation recorded in the last quarter of the thirteen months ended June 30, 2013, due to the measurement of PDI’s operations upon de-classification as held-for-distribution to owners. See Note 8 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

Earnings from operations

During the four months ended June 30, 2013 the net loss from operations at ($14.5) million increased by $13.3 million mainly due to an increase of $5.6 million in expenses, and the additional $7.3 million charge for depreciation due to the measurement of PDI’s operations upon de-classification as held-for-distribution to owners. The mentioned increase in expenses was largely due to:

  An increase of $3.8 million in donations and community relations mainly due to the agreement signed by the Company with the Government of Panama for construction of water management facilities for the benefit of communities around its Molejon mine.
  See note 16 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

  An increase of $1.8 million in Exploration and evaluation costs due mainly to the increase of activities in Spain related to the Company’s Lomero-Poyatos project.

Net income (loss)

There was a net loss of $25.7 million for the four months ended June 30, 2013, compared to a net income of $4.0 million for the last quarter of fiscal 2012. Following is a variance analysis showing the main reasons for the $29.7 million decrease:

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

		Variance
		($ millions)%
Net income for the three months ended May 31, 2012		4.0	-
•	Decrease in Operating Margin	(7.6)	(94%)
•	Increase in Expenses(1)	(5.6)	60%
•	Increase in Finance income (expenses), net	(1.7)	129%
•	Decrease in Other non-operating income (expenses)(2)	(14.8)	(222%)
Net loss for the four months ended June 30, 2013		(25.7)	(743%)

(1)	$3.8 million in donations and community relations and $1.8 million in Exploration and evaluation costs.
(2)	The decrease in Other non-operating income (expenses) during the four months ended June 30, 2013 was mainly due to the following reasons:

  A decrease of $2.2 million in the mark-to-market gain on share purchase warrants.

  $12.2 million of non-cash loss adjustment during the thirteen months ended June 30, 2013 derived from the valuation at fair value of the forward mineral purchase agreements and the convertible loan with Deutsche Bank.

  Written off by a gain of $0.4 million related to the accrual of the land lease agreement signed with Inmet (see Note 16 to the audited consolidated financial statements for the thirteen months ended June 30, 2013).

Cash Flow

Operating Activities

Net cash outflow from operations during the four months ended June 30, 2013 amounted to $6.4 million, compared to a cash inflow of $7.7 million during the three months ended May 31, 2012.

During the four months ended June 30, 2013, the Company had an additional cash outflow of $5.4 million for settlement of its metal delivery requirements to Deutsche Bank. During the three months ended May 31, 2012, the Company had also received $10.8 million as advance payment from Deutsche Bank for future delivery of 0.5 million silver ounces (see Note 17 to the audited consolidated financial statements for the thirteen months ended June 30, 2013). The Company obtained $0.8 million as advance payment from Auramet for future delivery of gold ounces in the four months ended June 30, 2013 however also made additional donations of $0.4 million for further community support around its Molejon mine compared to the three months ended May 31, 2012.

Financing Activities

There was a net cash inflow of $2.9 million from financing activities during the four months ended June 30, 2013. This compares to a net cash outflow of $1.7 million during the three months ended May 31, 2012.

During the four months ended June 30, 2013, the Company obtained additional funds from bank loans of $4.9 million. Although the Company obtained funds from additional bank loans and convertible loan from Deutsche Bank for a total of $7.1 million during the three months ended May 31, 2012, this was offset by a repayment of the secured notes of $7.3 million. The

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Company’s cash outflow for payments of its finance lease obligations and repayment of bank loans amounted to $1.9 million during the four months ended June 30, 2013 compared to $0.8 million during the three months ended May 31, 2012.

Investing Activities

There was a net cash outflow of $3.2 million for the four months ended June 30, 2013, compared to a net cash outflow of $5.2 million for the three months ended May 31, 2012.

The overall decrease in the net cash outflow during the four months ended June 30, 2013 pertained to the additional advance payment for construction of equipment of $4.7 million at the Company’s mine site during the three months ended May 31, 2012. During the four months ended June 30, 2013, the Company spent $3 million more for its investment in mineral properties, plant and equipment compared to three months ended May 31, 2012.

LIQUIDITY AND CAPITAL RESOURCES

During the thirteen months ended June 30, 2013 gold equivalent sold at 64,296 ounces increased by 2% compared to fiscal 2012. In addition, operating margin for the thirteen months ended June 30, 2013 increased by 3% compared to fiscal 2012 mainly due to an increase in revenues by 15% offset by an increase of 15% in production costs.

During the four months ended June 30, 2013, the Company and Inmet Mining Corporation (“Inmet”) signed and executed a new contract for the sale of aggregates worth up to $100 million. During the last quarter of the thirteen months ended June 30, 2013 the sales of aggregates increased by 254% compared to same period of fiscal 2012.

Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities due within one year. As at June 30, 2013 working capital deficiency at $85.6 million, increased by 105% compared to May 31, 2012. The main reason for the mentioned increased has been described in Note 1 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

Total assets of the Company as of June 30, 2013 increased by 17% compared to those at the end of fiscal 2012, while total liabilities of the Company as of June 30, 2013 increased by 26% compared to May 31, 2012. As at June 30, 2013, the Company’s equity was at $53.3 million, representing a 5% of decrease compared to the end of fiscal year 2012. This decrease is mainly derived from the net comprehensive loss for the thirteen months ended June 30, 2013 in amount of $4.6 million.

As it has been disclosed in Note 1 to the audited consolidated financial statements for the thirteen months ended June 30, 2013, the Company is in default of its Forward Gold Purchase Agreement (Note 17 to the audited consolidated financial statements for the thirteen months ended June 30, 2013) as the Company failed to meet its delivery requirements for December 2012 and June 2013. All amounts owing for these failed delivery requirements were paid on September 13, 2013. The default persists as of the date of the consolidated financial statements for all

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

agreements with Deutsche-Bank as certain other reporting covenants continue to not be met. As a result of the default, all amounts owing to Deutsche Bank have been classified as current liabilities as required under IAS 1. This factor indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company has been discussing alternative financing arrangements with several parties. However, there can be no assurance that such financing will be obtained or obtained on commercially favourable terms. The consolidated financial statements for the thirteen months ended June 30, 2013 do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business at amounts different from those reflected in the consolidated financial statements.

The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, the risk of business disruption due to environmentalist activities and political risk. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

FINANCIAL INSTRUMENTS

(a) Fair values of financial instruments

The fair value of the Company’s current assets and liabilities, including cash and cash equivalents, restricted investments, restricted cash, receivables, bank overdraft and accounts payable and accrued liabilities, approximates their carrying values due to the immediate or short-term maturity of these financial instruments. The carrying amounts of the Company’s obligations under bank loans, finance leases and other liabilities approximate fair value due to their interest rates being in line with market rates.

See note 27 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

(b) Financial instrument risk exposure

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk. The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. Where material, these risks are reviewed and monitored by the Board of Directors. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with accounts receivable; however it also arises on cash and cash equivalents, restricted investments, and restricted cash. The Company reduces its credit risk due to accounts receivable by conducting sales transactions with counterparties of high credit worthiness. Payment for majority of the gold sales is received prior to gold being credited to the customer’s account at the refinery or through alternative prepayment arrangements. Sales during the year were mainly to two customers, and both are of considerably high credit worthiness.

The Company has reduced its credit risk by investing its cash and cash equivalents, investments, and restricted cash in term deposits with financial institutions that operate globally.

The maximum exposure of the Company to credit risk is $9,530,837 (May 31, 2012 -$6,526,286). The Company’s sale of gold to Auramet during the thirteen months ended June 30, 2013 amounted to $84.7 million which constitutes 88% of the Company’s total revenue from sale of gold. Auramet is therefore considered to be a major customer for Petaquilla.

Liquidity risk
Liquidity risk arises from the Company’s general and capital financing needs. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet its obligations.

At June 30, 2013, Petaquilla held cash and cash equivalents of $1,855,544 and bank overdraft of $907,360 (May 31, 2012 – cash and cash equivalents of $1,975,660) and had a working capital deficit of $85,608,791 (May 31, 2012 - $41,775,106). The Company is currently working with Deutsche Bank and several other parties to obtain sufficient liquidity to alleviate the current working capital deficit.

The contractual maturities of financial liabilities are outlined in Note 29 to the audited consolidated financial statements for the thirteen months ended June 30, 2013 and the events giving rise to uncertainty for the Company to continue as a going concern is disclosed in Note 1 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

Market risk

(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and the Euro denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. As the Company conducts the vast majority of its activities in United States dollars, changes in the exchange rate between the Canadian dollar, Euro and the US dollar have a minimal effect on the Company’s net earnings.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

During the thirteen months ended June 30, 2013, the Company recognized a gain of $189,585 on foreign exchange (May 31, 2012 – a loss of $84,238).

Risk arises to the Company’s earnings through fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company’ transacts primarily in US dollar which is also its functional and presentation currency.

(ii) Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings, cash and cash equivalents, investments and restricted cash. Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing. The operating credit line facility, bank loan financing for the payment of advances to suppliers, finance leases and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk and therefore a 1% change in the LIBOR rate would have a minimal impact on comprehensive income and equity position.

(iii)Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. The largest risk relates to metal prices for gold. Gold prices are affected by numerous factors such as the global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies and the political and economic conditions of major producers throughout the world.

As part of the Gold Agreement with Deutsche Bank (Note 17 to the audited consolidated financial statements for the thirteen months ended June 30, 2013), the Company’s exposure to movements in the gold price is limited. The Company receives a maximum of $415 per ounce of gold sold to Deutsche Bank as long as the price of gold remains in excess of $1,290 per ounce. A 10% movement in the realised gold price for the thirteen months ended June 30, 2013 would result in an increase/decrease of $8.5 million in the Company’s comprehensive income.

CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long-term debt (Note 15 to the audited consolidated financial statements for the thirteen months ended June 30, 2013), leases (Note 15 to the audited consolidated financial statements for the thirteen months ended June 30, 2013), convertible loan (Note 15 to the audited consolidated financial statements for the thirteen months ended June 30, 2013), advances in connection with future production of gold and silver (Note 17 to the audited consolidated financial statements for the thirteen months ended June 30, 2013) and equity attributable to common shareholders, comprised of issued capital, share-based payments reserve, accumulated other comprehensive loss, and deficit. The Company manages the capital

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company has historically relied on the issuance of shares, secured debt, convertible secured debt, leasing arrangements, and obtaining advances of future sales from customers to fund its operations, and mineral exploration and development projects. To pursue additional projects, the Company may require additional funding in the future where it may be exposed to various funding and market risks that could curtail its access to these funds.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives and it continually monitors current market conditions to secure funding at the lowest cost of capital. The Company is currently working with Deutsche Bank to find a satisfactory outcome of the breach of agreements with them (Note 1 to the audited consolidated financial statements for the thirteen months ended June 30, 2013) and is also discussing alternative financing arrangements with several parties to meet its liquidity requirements.

COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

					More than 5
	Less than 1 year	2 years	3 years	4-5 years	years
	($)	($)	($)	($)	($)

Accounts payable and accrued liabilities	61,640,691	-	-	-	-
Office lease	102,490	64,582	66,000	37,800	-
Obligation under financing lease	3,791,547	3,978,726	3,586,538	1,378,809	534,822
Long-term debt	10,139,752	2,432,216	2,360,202	1,086,590	-
Fundacion Petaquilla (1)	1,440,000	1,440,000	1,440,000	1,320,000	-

Community support obligation (Note 16)	3,853,346	-	-	-	-
Convertible loan	5,704,506	-	-	-	-
Provision for closure and reclamation	5,000	5,000	17,500	7,204,449	5,288,608

	86,677,332	7,920,524	7,470,240	11,027,648	5,823,430

(1)

The Company has committed funding of $120,000 per month to Fundacion Petaquilla, an organization which promotes a sustainable development culture and administers social programs in the area around the Molejon property, for a contractual term ending in fiscal 2016. Thereafter, the Company has committed to funding a similar amount for the life of the Molejon mine.

The Company is committed to delivering ounces of gold and silver to Deutsche Bank (Note 17 to the audited consolidated financial statements for the thirteen months ended June 30, 2013) and where those ounces are not delivered, paying the shortfall in cash, as was the case in December 2012 and June 2013. The Gold Agreement, Silver Agreement and Convertible Loan (Note 15 to the audited consolidated financial statements for the thirteen months ended June 30, 2013) are

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

guaranteed, on a joint and several basis, by all assets of Petaquilla and its subsidiaries. As at June 30, 2013, the Convertible Loan, the Gold Agreement and the Silver Agreement were all subject to an event of default (Note 1 to the audited consolidated financial statements for the thirteen months ended June 30, 2013).

In accordance with the land lease agreement (Note 16 to the audited consolidated financial statements for the thirteen months ended June 30, 2013), the Company has received an advance rental payment of $13 million ($433,333 of which has been earned as of June 30, 2013 and included within non-operating income (expense) in the statement of operations (loss)) and is committed to making the land available for use by Inmet for a period of 10 years.

In conjunction with an arrangement with Inmet (Note 16 to the audited consolidated financial statements for the thirteen months ended June 30, 2013), the Company has also entered into a subcontract with Inmet for delivery of 4,124,400m3 aggregate materials and screened rocks for a total value of $79,715,400 over a three year period ending September 2015. During the thirteen months ended June 30, 2013, 212,718m3 were delivered under the arrangement with a total value of $3,712,451 and the Company is obligated to make the remaining materials available to Inmet based on the specifications and delivery schedule agreed pursuant to the subcontract.

CONTINGENCIES

a)

On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested the National Assembly to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. In order to be applied to Petaquilla however, the Government must first modify Law No. 9, which remains unchanged as of the date of the audited consolidated financial statements for the thirteen months ended June 30, 2013. The cumulative effect of increasing royalties by 2% on the Company’s operations and financial position as of June 30, 2013 would have been an increase in cost of sales of approximately $5.9 million should the legislation be enacted and applied retroactively.

b)

Autoridad Nacional del Ambiente ("ANAM"), the environmental agency of the Government of the Republic of Panama, had agreed upon a $300,000 payment from Petaquilla Gold, S.A., the Company's Panamanian subsidiary, as part of the original Environmental Impact Study Category III (EIS) submitted in July 2007. On September 8, 2011, ANAM notified Petaquilla Gold, S.A. of a revised statement of account in the amount of $500,000 related to the same environmental compensation. The matter has been resolved in favour of Petaquilla Gold, S.A. During the thirteen months ended June 30, 2013, the Company paid $295,000 to ANAM based on the original agreement.

c)

During the year ending May 31, 2008, the Company and Inmet, pursuant to its acquisition of Petaquilla Copper Ltd. in 2011, a previously owned subsidiary of the Company, were served with a claim by a former officer in the amount of $250,000. Pursuant to an agreement dated October 16, 2012, the former director consented to a dismissal of the claim in return for a sum

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

of $85,000 of which $25,000 was paid for by the Company. The remainder of the obligation was settled by Inmet.

d)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

SUBSEQUENT EVENTS

Subsequent to the 13 months ended June 30, 2013:

a)

On July 15, 2013, the Company, through its subsidiary PDI, entered into a $7 million bank loan with MetroBank S.A for management of its working capital. The loan will accrue interest at 7.50% during its term of 12 months. The loan is guaranteed by accounts receivable for up to an amount of $23 million from the subcontract with Inmet for delivery of aggregate materials and screened rocks (Note 29 to the audited consolidated financial statements for the thirteen months ended June 30, 2013).

The proceeds from the loan were utilized to repay the $4 million bank loan with MetroBank S.A (Note 15 to the audited consolidated financial statements for the thirteen months ended June 30, 2013).

b)

The Company, through its subsidiary, PTQ Gold S.A, entered into a finance leaseback arrangement with Caterpillar in relation to a power generator for a total value of $346,500. The monthly lease payments amount to $15,357 for a term of 24 months.

c)

On August 7, 2013, the Company modified the terms of certain incentive stock options granted to employees and consultants. The exercise price of 150,000 stock options, expiring on January 29, 2018 was modified from $0.56 per share to $0.33 per share and exercise price of 550,000 options, with the same original terms, was modified to $0.35 per share.

d)	On August 15, 2013, the Company granted 400,000 incentive stock options to a director. The options are exercisable at $0.34 per common share for a period of five years from the date of grant.

e)

On September 9, 2013, the Company entered into a gold prepayment facility (the “Prepayment Facility”) with Auramet. In exchange for $2,500,000 (less $15,000 in Auramet legal fees), the Company will deliver 2,128 ounces of gold (152 ounces per week for 14 weeks commencing during the week of September 20, 2013 and ending during the week of December 20, 2013). The agreement assumes a minimum gold price of $1,360 per ounce and final ounces are to be adjusted if the market price of gold is different. The advance is non-interest bearing however, in the event of default, which includes failure to make any required deliveries, the principal balance (equal to the quantity of then undelivered ounces of gold multiplied by $1,360 per ounce) shall bear interest at a maximum rate of 20%.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

In addition to the Prepayment Facility, the Company has also granted Auramet, European style call options for purchasing 18,000 ounces of gold at a strike price of $1,500 per ounce. The call options involve 18 weekly consecutive expiry dates each for 1,000 ounces of gold, commencing on October 29, 2013 and ending on February 26, 2014.

The Prepayment Facility is collateralized by a secondary priority pledge and assignment of the Company’s rights, title, and interest in and to all proceeds from the aggregates sold to Inmet pursuant to the Company’s subcontract with Inmet for delivery of aggregate materials and screened rocks (Note 29 to the audited consolidated financial statements for the thirteen months ended June 30, 2013).

f)

On September 13, 2013, the Company paid $1,666,331 and $1,813,622 to Deutsche Bank in settlement of its July 2013 and August 2013 metal delivery requirements pursuant to Gold Agreement and Silver Agreement (Note 17 to the audited consolidated financial statements for the thirteen months ended June 30, 2013). The amounts paid were in relation to 2,970 ounces of gold and 30,400 ounces of silver which were not delivered during both periods. The Company is currently in negotiations with Deutsche Bank to reschedule its delivery requirements for the month of September 2013 or settlement of such requirements in cash.

CAPITAL STOCK

At October 4, 2013, the Company had unlimited authorized common shares without par value and unlimited authorized preference shares without par value. The Board of Directors assigns the rights and privileges to each series of preference shares upon issue.

At June 30, 2013, there were 222,230,161 common shares issued and outstanding (May 31, 2012 – 221,863,781). There are no preferred shares issued and outstanding. Refer to the consolidated statements of changes in equity for movements in share capital.

On September 1, 2011 in connection with the acquisition of Iberian (Note 11 to the audited consolidated financial statements for the thirteen months ended June 30, 2013), the Company issued 44,635,225 common shares of the Company, 1,511,248 warrants to purchase 1,640,419 common shares at prices ranging from US$0.14 to US$0.60 and options to purchase 3,357,313 common shares at prices ranging from CAD$0.10 to US$0.60. The 3,357,313 options issued to former Iberian option holders as part of the acquisition are not included in the Company’s incentive share option plan.

On March 8, 2012 in connection with the acquisition of the remaining 31% interest in Minera Belencillo, the Company issued 175,438 common shares valued at $101,430 and has committed to issue a further 250,000 common shares upon commencement of commercial production at the Belencillo concession.

During the thirteen months ended June 30, 2013, the Company issued a further 466,380 common shares upon exercise of share purchase stock options.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

As at October 4, 2013, an aggregate of 222,330,161 common shares were issued and outstanding, of which 17,799,111 were recorded by the Company as “treasury shares”. Refer to Notes 10 and 11 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

PTQ had the following share purchase warrants outstanding as at October 4, 2013:

Number of Shares Purchase
Warrants Outstanding	Exercise Price	Expiry Date
157,600	$0.60	December 22, 2013
23,399,402	CAD $1.45	December 30, 2013
6,100,598	CAD $1.45	January 7, 2014
2,500,000	CAD $1.45	January 26, 2014

32,157,600

The following summarizes information about the share options outstanding as at October 4, 2013:

Number of Share
Options Outstanding	Exercise Price	Expiry Date

300,000	CAD $0.52	December 1, 2013
1,169,970	CAD $1.00	December 30, 2013(1)
273,778	CAD $1.00	January 7, 2014(1)
125,000	CAD $1.00	January 26, 2014(1)
2,700,000	CAD $0.23	November 18, 2014
150,000	CAD $0.87	January 5, 2015
425,000	CAD $0.57	March 25, 2015
350,000	CAD $0.53	April 30, 2015
65,000	CAD $0.48	May 13, 2015
685,000	CAD $0.75	November 1, 2015
75,000	CAD $1.00	November 29, 2015
200,000	CAD $1.11	December 21, 2015
1,010,115	CAD $0.10	February 28, 2016
25,000	CAD $0.93	April 6, 2016
1,525,000	CAD $0.34	May 8, 2017
1,450,000	CAD $0.56	January 29, 2018
150,000	CAD $0.33	January 29, 2018
550,000	CAD $0.35	January 29, 2018
400,000	CAD $0.34	August 15, 2018

11,628,863
(1)

1,568,748 finder’s stock options exercisable into one common share and one common share purchase warrant, which shall bear an exercise price of CAD$1.45 (see Note 19 to the audited consolidated financial statements for the thirteen months ended June 30, 2013).

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated upon consolidation and are not disclosed in this note. Transactions with related parties, not disclosed elsewhere in the audited consolidated financial statements for the thirteen months ended June 30, 2013, are as follows.

The Company incurred the following fees and expenses in the normal course of operations in connection with companies controlled by directors or officers during the years ended June 30, 2013 and May 31, 2012. Related party transactions have been measured at the amount of consideration established and agreed to by the transacting parties.

  The Company paid for goods and services provided to the Molejon mine of $835,899 during the thirteen months ended June 30, 2013 (May 31, 2012 - $598,663; May 31, 2011 - $228,965) to companies controlled by the Chairman. As at June 30, 2013, $349,019 was owed to this related party (May 31, 2012 - $188,551)

  The Company paid legal fees of $166,158 (May 31, 2012 – 218,267; May 31, 2011 - $nil) to a law firm where an officer is a partner and is included within general and administrative expenses. As at June 30, 2013, $184,641 was owed to this related party (May 31, 2012 - $nil)

Compensation of key management

Compensation of key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	13 months	Year	Year
	ended	ended	ended
	June 30,	May 31,	May 31,
	2013	2012	2011
	(Note 1)
	($)	($)	($)
Salaries and short-term employee benefits	3,996,659	2,726,027	2,040,682
Share-based payments	477,850	372,276	752,427
	4,474,509	3,098,303	2,793,109

SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Revenue from sale of metals and aggregate materials:
Revenue is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sales price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Prior to commercial production of gold, revenues and related expenses are recognized as a net decrease or increase to Mineral Properties, respectively. The Company

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

considers silver to be a by-product from the extraction of gold. Revenue from the sale of by-products is offset against production costs.

Revenue from construction contracts:
The Company’s services are generally sold based on service orders or contracts with customers that include fixed or determinable prices based on daily, hourly, or per-job rates. If the outcome of such a contract can be reliably measured, revenue associated with the construction contract is recognized by reference to the stage of completion of the contract activity at year end (the percentage of completion method). The outcome of a construction contract can be estimated reliably when:

  the total contract revenue can be measured reliably;

  it is probable that the economic benefits associated with the contract will flow to the entity;

  the costs to complete the contract and the stage of completion can be measured reliably; and

  the contract costs attributable to the contract can be clearly identified and measured reliably so that actual contract costs incurred can be compared with prior estimates.

When the outcome of a construction cannot be estimated reliably (principally during early stages of a contract), contract revenue is recognized only to the extent of costs incurred that are expected to be recoverable. In applying the percentage of completion method, revenue recognized corresponds to the total contract revenue (as defined below) multiplied by the actual completion rate based on the proportion of total contract costs (as defined below) incurred to date and the estimated costs to complete.

Contract revenue corresponds to the initial amount of revenue agreed in the contract and any variations in contract work, claims and incentive payments to the extent that it is probable that they will result in revenue, and they are capable of being reliably measured. Contract costs include costs that relate directly to the specific contract and costs that are attributable to contract activity in general and can be allocated to the contract. Costs that relate directly to a specific contract comprise: site labour costs (including site supervision); costs of materials used in construction; depreciation of equipment used on the contract; costs of design, and technical assistance that is directly related to the contract.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Overdraft balance at banks is considered part of the Company’s bank loans and is not netted against the Company’s cash and cash equivalents.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resell.

A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

Assets and liabilities held for distribution to owners

A non-current asset or disposal group of assets and liabilities (“disposal group”) is classified as held for distribution to owners when it meets the following criteria:

(i)

The non-current asset or disposal group is available for immediate distribution in its present condition subject only to terms that are usual and customary for distributions of such assets or disposal groups; and

(ii)	The distribution of the non-current asset or disposal group is highly probable. For the distribution to be highly probable:

a.	Actions to complete the distribution must have been initiated and should be expected to be completed within one year from the date of classification; and
b.	Actions required to complete the distribution should indicate that it is unlikely that significant changes to the distribution will be made or that the distribution will not be completed.

Inventories and stockpiled ore

Finished goods, work-in-process, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale, based on prevailing and long-term metal prices, less estimated future production costs to convert the inventories into saleable form and estimated costs to sell.

Ore extracted from the mine is stockpiled and subsequently processed into finished goods. Stockpiled ore that is not anticipated to be processed within one year is classified as long-term. Work-in-process inventory represents materials that are currently in the process of being converted to finished goods. Production costs are capitalized and include the cost of raw materials, direct labour, mine-site overhead expenses, amortization and depletion of mining assets, plus applicable refining costs and associated royalties.

Supplies are valued at average cost. In the event that the net realizable value of the finished product, the production for which the supplies are being held for use, is lower than the expected cost of the finished product, the supplies are also written down to their net realizable value.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Exploration and evaluation expenditures

Exploration and evaluation expenditures comprise costs that are directly attributable to:

  Researching and analyzing existing exploration data;

  Conducting geological studies, exploratory drilling and sampling;

  Examining and testing extraction and treatment methods; and

  Activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

Acquisition costs for exploration and evaluation stage properties are capitalized. Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs are reclassified to Mineral Properties.

Exploration and evaluation expenditures, including exploratory drilling and related expenditures, are capitalized as mineral property in the accounting period the expenditure is incurred when management determines that there are measured and indicated resources that would indicate a project is economically viable, the decision to proceed with development has been approved and the necessary permits are in place for its development. All other exploration and evaluation expenditures are expensed as incurred.

The carrying values of capitalized amounts are reviewed at each reporting period, or when indicators of impairment are present.

Mineral properties, plant and equipment

Mineral properties are stated at cost less accumulated amortization / depletion and accumulated impairment charges. The costs associated with mineral properties include direct costs, acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. Mineral properties include the capitalized costs of associated mineral properties after acquisition of the land.

Stripping and pre-stripping costs are recorded at cost. Pre-stripping expenditures are capitalized until the commencement of production. Stripping costs incurred to expand operating capacity, or to expose new ore bodies or develop mine areas in advance of current production, are capitalized. Stripping costs related to current period production are charged to operations as incurred. When the property is placed into production, those capitalized costs are included in the calculation of the amortization of mine development costs. Property acquisition, stripping costs and tailings ponds are amortized by the units-of-production method based on estimated recoverable reserves.

Plant and plant equipment is recorded at cost less accumulated amortization and amortized on a straight-line basis over the estimated economic useful life of the assets, which ranges from 1 to 8 years.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Leases

Company as a lessee:
Finance leases that transfer substantially all the risks and benefits incidental to ownership of the leased item to the Company, are capitalized at the commencement of the lease at the fair value of the leased property, or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the statement of operations.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the statement of operations on a straight line basis over the lease term.

Company as a lessor:
Leases in which the Company does not transfer substantially all the risks and benefits of ownership of an asset are classified as an operating lease. When assets are leased out under an operating lease, the asset is included in the statement of financial position based on the nature of the asset.

Lease income on operating leases is recognized over the term of the lease on a straight line basis.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, restricted cash, investments, accounts payable and accrued liabilities, obligations under finance leases, long-term debt, convertible loans, share purchase warrants denominated in a currency other than the Company’s functional currency, and forward contracts classified as derivative obligation.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. On initial recognition, financial instruments are measured at fair value, which includes transaction costs. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair-value-through-profit and loss” (“FVTPL”), “available-for-sale”, “held-to-maturity”, “loans and receivables” or “other financial liabilities”. The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition. Financial liabilities are classified as either FVTPL or “other financial liabilities”. Financial liabilities are classified as FVTPL when the financial liability is either “held-for-trading” or it is designated as FVTPL.

Financial assets and financial liabilities classified as FVTPL are measured at fair value, with changes in those fair values recognized in net earnings (loss). Financial assets classified as “available for sale” are measured at fair value, with changes in those fair values recognized in

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

other comprehensive income. Financial assets classified as “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost.

Cash and cash equivalents, investments and restricted cash are classified as held for trading and are measured at fair value. Receivables, which include trade receivables and refundable government value added taxes, are classified as loans and receivables.

Accounts payable and accrued liabilities, obligations under finance leases, and long-term debt are classified as other financial liabilities.

Conversion feature of the convertible loan, share purchase warrants denominated in a currency other than the Company’s functional currency, and derivative obligations are classified as FVTPL.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and accordingly are recorded at fair value on the date of the statement of financial position. Unrealized gains and losses on derivatives held for trading are recorded as part of non-operating income (expenses) depending on the nature of the derivative. Fair value of derivative instruments are determined using valuation techniques with assumptions based on market conditions existing on the reporting date. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Compound instruments

The Company recognizes separately the components of a financial instrument that create a financial liability for the Company and grant an option to the holder of the instrument to convert it into an equity instrument of the Company (provided the conversion option meets the definition of equity). An option to convert into an equity instrument is classified as a financial liability when either the holder or the issuer of the option has the choice over how it is settled. At the date of issue of such compound instrument, for example a convertible loan, the fair value of the liability component is estimated using prevailing market interest rates for similar instruments. If the equity component is not fixed, the conversion feature is considered a financial liability classified as FVTPL.

All transaction costs related to derivative instruments are expensed in the period in which they were incurred.

Provision for closure and reclamation

The Company records a liability for the estimated future costs of reclamation and closure of operating mines, including statutory, legal or constructive obligations, discounted to net present value. The present value is determined using the pre-tax risk-free interest rate applicable for maturity periods that approximate the expected timing of future cash flows. Estimates of future costs represent management’s best estimate of expected future cash flows which incorporate assumptions on the effects of inflation and the effects of country and other specific risks

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

associated with the related assets. The value of the obligation is accreted over time to reflect the unwinding of the discount, with the accretion expense included in finance costs.

The estimated present value of the closure and reclamation cost obligation is re-measured at each period end for changes in estimates and circumstances. Changes in estimates and circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to the pre-tax risk-free interest rate. Closure and reclamation cost obligations are recorded with a corresponding increase to the carrying amounts of related assets. Changes to the obligations are also accounted for as changes in the carrying amounts of related assets, except where a reduction in the obligation is greater than the carrying amount of the related asset, in which case the related asset is reduced to $nil and the remaining adjustment is recorded in earnings. Changes to the carrying amounts of related assets result in adjustments to future depreciation and depletion expense.

Segment information

The Company has determined that it operates in one reporting segment, the exploration, development and operation of mineral properties. The chief operating decision maker for the Company is determined to be the Chief Executive Officer of the Company who reviews the financial and operational performance of the reporting segment. Operation of mineral properties and extraction of gold occurs in Panama while exploration occurs in Panama and the Iberian Peninsula. All revenue and inventory in fiscal 2013 and 2012 were related to the reporting segment in Panama.

Impairment of non-current assets

At each reporting date, the Company reviews and evaluates its non-current assets, including Mineral Properties, Plant and Equipment, to determine whether there is an indication that those assets may be impaired. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of impairment, if any.

The recoverable amount of a mine site is the greater of its fair value less costs to sell and value in use and is based on estimated future pre-tax cash flows for the mining properties, discounted to their present value using the pre-tax interest rate which reflects the current market assessment of the time value of money. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital costs. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount.

Impairment losses are recognized in earnings in the period incurred. The allocation of impairment losses, if any, for a particular mine site to its mining property, plant and equipment is determined based on the relative book values of these assets at the date of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

impairment loss been recognized for the asset previously. Reversal of impairment losses are recognized in earnings in the period the reversal occurred.

Share-based payments

Share-based payments include share options granted to employees, officers, directors and non-employee consultants. The Company applies the fair value method of accounting for all share option awards. Under this method, the Company recognizes a share-based payments expense for all share options based on the fair value of the options on the date of grant using the Black-Scholes option pricing model and the estimated number of share options that will eventually vest. The fair value of the options is expensed over the vesting periods of the options with a corresponding increase to equity. Changes to the estimated number of share options that will eventually vest are revised when actual forfeitures differ from previous estimates. Options granted with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period.

Income taxes

Income tax expense consists of current and deferred tax expense and is recognized in profit or loss. Current tax expense for each taxable entity is based on the local taxable income at the local statutory tax rate, enacted or substantively enacted, at the balance sheet date, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of the change in tax rates is recognized in profit or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax against current liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Earnings (loss) per share

The Company uses the weighted average number of common shares issued and outstanding during the period in its calculation of earnings (loss) per share (“EPS”). Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to common shareholders and

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

the weighted average number of shares outstanding for the effects of potentially dilutive common shares, using the treasury stock method for share purchase options and warrants and for convertible loan using the if-converted method. The treasury stock method calculates the dilutive effect of share options and warrants assuming that the proceeds to be received on the exercise of share options and warrants are applied to repurchase common shares at the average market price for the period. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Foreign currency translation and transactions

The functional currency of the parent entity and the presentation currency of the consolidated financial statements is the U.S. dollar. The functional currency of the Company’s Canadian and Panamanian subsidiaries is also the U.S. dollar, while the functional currency of Iberian subsidiaries is the Euro. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. Transactions denominated in foreign currencies have been translated into U.S. dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into U.S. dollars at the rate of exchange in effect as of the reporting period date. Foreign currency differences are recognized in comprehensive income or loss in the same period in which they arise.

Borrowing costs

Borrowing costs directly attributable to the development, construction and acquisition of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are capitalized to the cost of those assets until such time as the assets are substantially ready for their intended use. Qualifying assets include the costs of developing mineral properties.

Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings.

All other borrowing costs are expense as incurred.

Non-controlling interest

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying value of the Company’s subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity. If the change in ownership does not result in loss of control, it is accounted for as an equity transaction.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Interest in joint ventures

A joint venture can take the form of a jointly controlled entity, jointly controlled operation or jointly controlled asset. All joint ventures involve a contractual arrangement that establishes joint control. A jointly controlled entity is an entity in which the Company shares joint control over the strategic, financial and operating decisions with one or more venture partners through the establishment of a corporation, partnership or other entity. A jointly controlled operation involves the use of the assets and resources of the venture partners rather than the establishment of a corporation, partnership or other entity. The operation incurs its own expenses and liabilities and raises its own finances. A jointly controlled asset involves joint control of one or more of the assets acquired or contributed for the purpose of the joint venture. Each venture partner takes on a share of the output from the assets and bears an agreed share of the expenses.

The Company has an interest in a joint venture, which is a jointly controlled operation. The venturers have a contractual arrangement that establishes joint control over the economic activities of the operation and requires unanimous agreement for financial and reporting decisions among the venturers. The Company recognizes its interest in the joint venture by combining its proportionate share of each of the assets, liabilities, income, and expenses of the joint venture with similar items, line by line, in the consolidated financial statements and also recognizes of its own expenses incurred on behalf of the joint venture. The financial statements of the joint venture are prepared for the same reporting period as the Company. Adjustments are made, where necessary, to bring the accounting policies in line with those of the Company.

Comparative information

During the year ended May 31, 2012 and May 31, 2011, the Company offset the revenue from sale of aggregate materials, previously considered a by-product from the extraction of gold from the Company’s Molejon gold mine, against production cost. Certain revenue from rendering of services was also considered incidental to the Company’s operations and was offset against production costs. During the thirteen months ended June 30, 2013, the Company has determined gold and aggregate materials to be joint products and has also deemed presenting revenue from rendering services as appropriate. Total revenue of $1,829,576 from sale of aggregate materials and rendering of services, previously netted off against production cost in the Company’s consolidated financial statements for the year ended May 31, 2012 (May 31, 2011 - $nil) is disclosed as revenue in the audited consolidated financial statements for the thirteen months ended June 30, 2013 (Note 20 to the audited consolidated financial statements for the thirteen months ended June 30, 2013).

CRITICAL JUDGEMENTS AND USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires that the Company’s management make judgements and estimates and form assumptions that affect the amounts in the consolidated financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgements, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

considered to be relevant under the circumstances. Revisions to judgements, estimates and assumptions are accounted for prospectively.

Management has made critical judgements in the process of applying the Company’s accounting policies. Those that have the most significant effect on the amount recognized in the consolidated financial statements include, but are not limited to, the economic viability of mineral properties, net realizable value of stockpiled inventories, determination of disposal group held for distribution to owners, accounting treatment and valuation of forward sales contracts, and the appropriate classification of financial assets and liabilities on initial recognition and at subsequent dates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities reported in the consolidated financial statements within the next financial year, in the event that actual results differ from assumptions made relate to, but are not limited, to the following:

  Estimated net realizable value of inventories;

Stockpiled ore is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys conducted by management and assisted by a qualified person, as defined in National Instrument 43-101 (“NI 43-101”).

The assumptions used in the valuation of in process inventory include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, and the assumption of the gold price expected to be realized when the gold is recovered.

The allocation of costs to ore in stockpile, ore on leach pads and in-process inventories and the determination of net realizable value involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, gold and silver prices, and the ultimate estimated recovery of ore on leach pads. A difference in actual results can have a material impact on the carrying value of inventory.

  Fair value of derivatives

The Company has a derivative obligation pertaining to Gold Agreement and Silver Agreement (Note 17 to the audited consolidated financial statements for the thirteen months ended June 30, 2013). Such derivative instruments are valued using pricing models. These models require a variety of inputs, including but not limited to, contractual items, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market where possible but where this is not feasible, a degree of judgment is required in establishing fair values. The Changes in these assumptions could impact the carrying value of derivative

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

instruments and the amount of unrealized gains or losses recognized in non-operating income (expenses) within the statement of operations.

  Proven and probable mineral reserves associated with mining properties;

Proven and probable mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. This estimate requires significant judgment based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may have an impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, provision for closure and reclamation, and depreciation and depletion charges.

  Recoverability of long-term assets;

The Company assesses its cash-generating units each reporting period to determine whether any indication of impairment exists. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has the necessary funds to be able to maintain its interest in the mineral property.

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

The Company’s cash-generating units are considered to be its Molejon gold mine and its exploration and evaluation assets in the Iberian Peninsula. As at June 30, 2013, the Company determined that there were no impairment indicators affecting the Company’s exploration and evaluation assets pertaining to the Iberian Peninsula.

Given the period of extreme volatility in the future price of metals, a test to determine the recoverable amount was performed on the Company’s Molejon gold mine on June 30, 2013. The recoverable amount for the cash-generating unit was based on the value in use calculation using cash flow projections from financial budgets covering a period of 4

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

years, which is consistent with the Company’s recent life of mine plan. Significant assumptions used in the future cash flow model are long-term gold price of $1,300 per ounce and an estimated silver price of $20 per ounce based on the recent observable market prices; production level of gold based on the Company’s published NI 43-101 reports; Cash cost of ounce produced of $575 per ounce, consistent with the Company’s mine plan and recent activities at the mine; and the pre-tax discount rate applied to the cash flow projections is 6.50%, which is considered to be reasonable by management as it is management’s belief that this rate appropriately reflects risk premium related to country risk, nature of the asset, and the future price risk of metals. Based on the Company’s cash flow projections, the value in use of the Molejon mine was in excess of the carrying value of the cash-generating unit and therefore no impairment charge was recorded.

Any adverse change in key assumptions used to determine the value in use of the Molejon gold mine could however result in the impairment of its related carrying value. Key assumptions most sensitive to the management inputs in the value in use model are the long-term price and cash cost per ounce of gold. The management of the Company has performed sensitivity on key assumptions and determined that the carrying value of the cash-generating unit would exceed its fair value less cost to sell if:

o	With cash cost per ounce and pre-tax discount rate constant, the use of long-term gold price of $1,134 per ounce.
o	With long-term gold price and pre-tax discount rate constant, the use of cash cost of $734 per ounce.

  Estimated useful lives of property, plant and equipment;

The carrying value of property, plant and equipment is considered in terms of the remaining useful life of a particular asset. These estimates are prepared by qualified specialists in accordance with their knowledge and experience in the mining industry. Re-assessment of the remaining useful life could cause a significant change in the carrying value recorded for property, plant and equipment and depreciation charges.

  Deferred stripping

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs and are amortized on a UOP basis over the reserves to which they relate. The determination of whether costs pertain to the betterment of mineral properties requires significant judgment and a change in such estimates could have a significant impact on the Company’s statement of operations.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  Provision for closure and reclamation;

The Company reviews the closure plan for the Molejon gold mine and assesses its provision periodically. Significant estimates and assumptions are made in determining the provision for mine reclamation as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of reclamation activities, technological and regulatory changes, expected inflation and discount rates (Note 18 to the audited consolidated financial statements for the thirteen months ended June 30, 2013). These uncertainties may result in future actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required.

The Company also assesses the legal and constructive environmental obligations on its exploration properties annually and accrues for any required obligations. As at June 30, 2013, the only closure and reclamation obligation pertains to the Company’s Molejon gold mine.

  Share-based compensation;

The Company grants compensation benefits to its employees, directors and officers through a stock option plan. The amount recorded is not based on historical cost but is derived from the fair value of the options estimated on the date of the grant using the Black-Scholes option pricing model. The model requires that management makes assumptions over the expected volatility of the Company’s share price, expected forfeiture rate, and the appropriate risk-free rate of interest. The expected volatility is based on the historical volatility of Company’s share price. Historical data on the exercise, expiry, and cancellation of options is used to estimate the expected term of the granted stock options and forfeitures within the model. Whereas, the risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

  Contingencies;

By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

  Convertible instruments;

The Company from time to time may grant convertible instruments as part of its financing and capital raising transactions. The Company uses an option pricing model to estimate a value for these instruments. This model, and other models used to value the instruments require inputs such as expected volatility, expected life to exercise, and interest rates.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

A compound financial instrument is a debt security with an embedded conversion option and requires the separate recognition of the liability and equity component. The fair value of the liability portion of the compound financial instrument is determined using a market interest rate for an equivalent debt instrument. This amount is recorded as a liability and the remainder of the proceeds are allocated to the conversion option which is recognized under reserves. During the year ended May 31, 2012, the Company entered into a convertible loan agreement denominated in Canadian dollars (Note 15 to the audited consolidated financial statements for the thirteen months ended June 30, 2013), requiring the use of the Black-Scholes option pricing model to calculate the fair value of the conversion option. Differences in estimates used as inputs to the model could result in a material impact on the Company’s consolidated financial statements.

  Investment in Azuero Mining Development S.A. (“Azuero”)

Control over an entity is established if there is a power to govern the financial and operating policies of an entity so as to obtain benefit from its activities. The Company applies the criteria in IAS 27, Consolidated and separate financial statements, to assess control over an entity.

The Company’s investment interest in Azuero was diluted from 49% to 30% during the year ended May 31, 2012 (Note 10 to the audited consolidated financial statements for the thirteen months ended June 30, 2013). Petaquilla’s management has determined that the Company is still able to exert control over Azuero as the Company’s directors and officers hold the majority of the representation on the Board of Azuero and thereby are able to influence its decision making process. The Company as a result consolidates the operations of Azuero. If control cannot be demonstrated, the Company would have to use the equity method of accounting for its investment in Azuero.

  Disposal group held for distribution to owners

On contemplation of disposal of a non-current asset or a disposal group, the Company assesses the classification and measurement guidance provided by IFRS 5, Non-current assets held for sale and discontinued operations (“IFRS 5”). The Company had classified the assets and liabilities of PDI as held for distribution to owners (Note 8 to the audited consolidated financial statements for the thirteen months ended June 30, 2013) during the year ended May 31, 2012. During the thirteen months ended June 30, 2013 and upon expiry of one year period since the initial classification of PDI as held for distribution to owners, the Company re-evaluated the criteria in IFRS 5 and determined that, given the Company’s requirement to settle the obligation of Deutsche Bank before executing the spin-out of PDI, the ability to distribute around PDI is no longer highly probable. PDI was therefore de-classified as held-for-distribution to owners.

The long-term assets of PDI were re-measured to the carrying values they were stated at immediately prior to classification as held for distribution to owners (being lower than their recoverable amounts) and then adjusted for depreciation. The depreciation adjustment charged to the statement of operations (loss) during the thirteen months ended June 30, 2013 was $7.3 million.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”). The Standards impacted that are applicable to the Company are as follows:

Disclosures – Offsetting financial assets and financial liabilities

Amendments to IFRS 7, Financial Instruments: Disclosures (“IFRS 7) were issued by IASB in December 2011. These amendments require an entity to disclose information about rights to set-off and related arrangements. The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set-off in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”). The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set-off in accordance with IAS 32. The amendments are effective for annual reporting period beginning July 1, 2013 for the Company. The Company is currently evaluating the impact of these amendments.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. There are two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

In December 2011, the effective date of IFRS 9 was deferred to years beginning on or after January 1, 2015. The Company is currently evaluating the impact of this standard.

Consolidation accounting

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and has superseded the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”), effective for annual reporting period beginning July 1, 2013 for the Company. IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Company is currently evaluating the impact of this standard.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Joint ventures

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and has superseded existing IAS 31, Joint Ventures (“IAS 31”) effective for annual reporting period beginning July 1, 2013 for the Company. IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Company is currently evaluating the impact of this standard.

Disclosure of interests in other entities

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual reporting period beginning July 1, 2013 for the Company. The Company is currently evaluating the impact of this standard.

Fair value measurement

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual reporting period beginning July 1, 2013 for the Company. The Company is currently evaluating the impact of this standard.

Other comprehensive income

IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The revision is effective for annual reporting period beginning July 1, 2013 for the Company. The standard is not expected to have an impact on the Company’s financial results.

Offsetting financial assets and liabilities

Amendments to IAS 32 were issued by IASB in December 2011 to clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems which apply gross settlement mechanisms that are not simultaneous. The amendments are effective, on retrospective basis, for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Stripping costs

IFRIC 20, Stripping Costs in the Production Phase of a Mine (“IFRIC 20”) was issued in October 2011. This interpretation provides guidance on the accounting for the costs of stripping activity in the production phase when two benefits accrue to the entity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual reporting period beginning July 1, 2013 for the Company. The Company is currently evaluating the impact of this standard.

RISK AND UNCERTAINTIES

The following is a brief discussion of those distinctive or special characteristics of PTQ’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, PTQ’s financial performance. However, there may be additional risks unknown to Petaquilla and other risks, currently believed to be immaterial, that could turn out to be material. These risks, either individually or simultaneously, could significantly affect the group’s business and financial results.

The Company operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. Investors should carefully consider the risks described below before investing in the Company’s securities. The occurrence of any of the following events could harm PTQ. If these events occur, the trading price of the Company’s common shares could decline, and investors may lose part or even all of their investment.

Mining operations and projects are vulnerable to supply chain disruption and Petaquilla’s operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.

Petaquilla's operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables and processing equipment. In the past, Petaquilla and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and Petaquilla has experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables or mining equipment, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations. Petaquilla and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In certain cases there are only limited suppliers for certain strategic spares, critical consumables and processing equipment who command superior bargaining power relative to Petaquilla, or Petaquilla could at times face limited supply or increased lead time in the delivery of such items. If Petaquilla experiences shortages, or increased lead times in delivery of strategic spares, critical consumables or processing equipment its results of operations and its financial condition could be adversely affected.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Petaquilla faces uncertainty and risks in its exploration and project evaluation activities.

Exploration activities are speculative in nature and project evaluation activities necessary to determine whether a viable mining operation exists or can be developed are often unproductive. These activities also often require substantial expenditure to establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling. Once mineralization is discovered it can take several years to determine whether adequate ore reserves exist. During this time, the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs, including:

  future metal and other commodity prices;

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of gold from the ore; and

  anticipated capital expenditure and cash operating costs.

These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made. Resource estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. Further exploration and studies can result in new data becoming available that may change previous resource estimates which will impact upon both the technical and economic viability of production from the relevant mining project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of resources resulting in revisions to previous resource estimates. These revisions could impact depreciation and amortization rates, asset-carrying values provisions for closedown, restoration and environmental clean-up costs. These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made.

Petaquilla undertakes revisions to its resource estimate based upon actual exploration and production results, new information on geology and fluctuations in production, operating and other costs and which could adversely affect the life-of-mine plans and consequently the total value of Petaquilla's mining asset base. Resource restatements could negatively affect Petaquilla’s results, financial condition and prospects, as well as its reputation. The increased demand for gold and other commodities, combined with a declining rate of discovery, has resulted in existing reserves being depleted at an accelerated rate in recent years. Petaquilla therefore faces intense competition for the acquisition of attractive mining properties.

From time to time, Petaquilla evaluates the acquisition of exploration properties and operating mines, either as stand-alone assets or as part of companies. Petaquilla’s decisions to acquire these properties have historically been based on a variety of factors including estimates of and assumptions regarding the extent of resources, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in the future. All of these

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

factors are uncertain and could have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate resources.

As a result of these uncertainties, the exploration programs and acquisitions engaged in by Petaquilla may not result in the expansion or replacement of the current production with new resources or operations. Petaquilla’s operating results and financial conditions are directly related to the success of its exploration and acquisition efforts and its ability to replace or increase existing resources. If Petaquilla is not able to maintain or increase its resources, its results of operations and its financial condition and prospects could be adversely affected.

Petaquilla faces many risks related to the development of its mining projects that may adversely affect its results of operations and profitability.

The profitability of mining companies depends, in part, on the actual costs of developing and operating mines, which may differ significantly from estimates determined at the time a relevant mining project was approved. The development of mining projects may also be subject to unexpected problems and delays that could increase the cost of development and the ultimate operating cost of the relevant project. Petaquilla's decision to develop a mineral property is based on estimates made as to the expected or anticipated project economic returns. These estimates are based on assumptions regarding:

  future gold prices;

  anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

  anticipated recovery rates of gold extracted from the ore; and

  anticipated capital expenditure and cash operating costs.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such estimates.

There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above, these uncertainties include the:

  timing and cost of the construction of mining and processing facilities, which can be considerable;

  availability and cost of skilled labor, power, water and transportation facilities;

  need to obtain necessary environmental and other governmental permits and the time to obtain such permits; and

  availability of funds to finance construction and development activities.

New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, Petaquilla's future development activities may not result in the expansion or replacement of current production with new production, or one or

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

more new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all. Petaquilla’s operating results and financial conditions are directly related to the success of its project developments. A failure in Petaquilla’s ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively affect its results of operations and its financial condition and prospects.

The Company may require additional funding in order to continue its operations.

PTQ has been producing since January 8, 2010 when it achieved commercial production at the Molejon gold property. Considering the increase in cash margin, the improvements in throughput and production capacity at the Plant, the risk of requiring additional funding in order to continue its operations has been reduced. Although this, different sources of funding, depending on the market conditions and the appetite of investors to increase their participation in Company’s business or other projects, may become available and could be considered. However, there can be no assurance that funding from these sources will be sufficient in the future to satisfy the Company’s operational requirements, debt repayments and cash commitments. It will depend on the market expectations, the performance of PTQ’s production and results.

Going concern

The audited consolidated financial statements for the thirteen months ended June 30, 2013 have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As of June 30, 2013, the Company has an accumulated deficit of $128,020,760 (2012 -$123,419,069) and a working capital deficiency of $85,608,791 (2012 - $41,775,106).

Since previously noted as a subsequent event to the Company's filing of the Q2/13 Consolidated Financial Statements and MD&A, disclosing a shortfall of ounces delivered to Deutsche Bank for the month of December 2012, defined as a default under the terms of the Forward Gold and Silver Agreements and, by consequence, the Convertible Loan Agreement, the Company has been progressively remediating this default situation, by delivering additional metal or making additional cash payments to Deutsche Bank. Full settlement of these overdue deliveries was completed by a cash payment to Deutsche Bank, on September 13th, for all ounces due up to August 31st. Other than these recently settled delivery defaults, the Company has also been notified by Deutsche Bank of certain other conditions of default, non-financially related, and Deutsche Bank has consequently reserved its rights under the Forward Gold and Silver Agreement and Convertible Loan Agreement until full remediation by the Company of such conditions of default. Management and Deutsche Bank have been jointly working on the required remediation actions and management expects that full compliance with the covenants of the subject Agreements should be achieved during Q2/14 and, therefore, does not expect that Deutsche Bank will call for an early repayment of its open debt balances if the Company promptly remediates the said outstanding conditions of default. Nevertheless, in accordance with IAS 1, the Company is required to re-classify all of the Deutsche Bank debt as short-term liabilities and continue to do so for as long as the conditions of default are not remediated.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The re-classification of Deutsche Bank debt as current liabilities, despite management's confidence that all conditions of default will be remedied during the first half of fiscal 2014, raises doubts about the Company's ability to continue as a going concern if it is called upon to early settle all of the Deutsche Bank liabilities. Despite its favorable assets impairment test and positive cash-flow budget for FY14, the Company’s ability to continue as a going concern may be dependent on the remedy of the remaining non-financial default conditions.

As also disclosed in previous filings, the Company is discussing alternative financing arrangements with several parties and believes that such discussions will result in the Company obtaining sufficient liquidity to fund its long-term development plan, alleviate the current working capital deficit and pay-out Deutsche Bank's outstanding debt. However, there is no assurance that such financing will be obtained or obtained on commercially favorable terms. The audited consolidated financial statements for the thirteen months ended June 30, 2013 do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the audited consolidated financial statements for the thirteen months ended June 30, 2013.

Petaquilla's level of indebtedness could adversely affect its business.

Although this risk could affect the financial situation of PTQ, as disclosed in Note 1 to the audited consolidated financial statements for the thirteen months ended June 30, 2013, it has been managed appropriately making possible that all amounts owing for its Forward Gold and Silver Purchase Agreements were paid on September 13, 2013. The Company has been discussing alternative financing arrangements with several parties.

Due to new acquisitions and growth strategy of the Company, it may incur additional indebtedness in the future. A significant increase in the Company’s debt levels may have important consequences for PTQ, including, but not limited to the following:

  The Company’s ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes or to fund future operations may not be available on terms favorable to PTQ or at all;

  A significant amount of the Company’s operating cash flow is dedicated to the payment of interest on PTQ’s indebtedness, thereby diminishing funds that would otherwise be available for the Company’s operations and for other purposes;

  Increasing the Company’s vulnerability to current and future adverse economic and industry conditions;

  A substantial decrease in net operating cash flows or increase in the Company’s expenses could make it more difficult for the Company to meet its debt service requirements, which could force PTQ to modify its operations;

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  The Company’s leveraged capital structure may place it at a competitive disadvantage by hindering its ability to adjust rapidly to changing market conditions or by making PTQ vulnerable to a downturn in its business or the economy in general;

  PTQ may have to offer debt or equity securities on terms that may not be favorable to the Company or to the Company’s shareholders;

  Limiting PTQ’s flexibility in planning for, or reacting to, changes and opportunities in the Company’s business and the industry; and

  The Company’s level of indebtedness increases the possibility that PTQ may be unable to generate cash sufficient to pay the principal or interest due in respect of the Company’s indebtedness.

Petaquilla faces many risks related to its operations that may adversely affect its cash flows and overall profitability.

Gold mining is susceptible to numerous events that may have an adverse impact on a mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:

  environmental hazards, including discharge of metals, pollutants or hazardous chemicals;

  industrial accidents;

  fires;

  labor disputes;

  mechanical breakdowns;

  electrical power interruptions;

  encountering unexpected geological formations;

  unanticipated ground conditions;

  ingresses of water;

  process water shortages;

  failure of mining pit slopes, water dams, waste stockpiles and tailings dam walls;

  legal and regulatory restrictions and changes to such restrictions;

  safety-related stoppages;

  other natural phenomena, such as floods, droughts or inclement weather conditions, potentially exacerbated by climate change.

Mineral prices can fluctuate dramatically and have a material adverse effect on PTQ’s results of operations.

Petaquilla’s revenues are primarily derived from the sale of gold. The market price for gold fluctuates widely. These fluctuations are caused by numerous factors beyond Petaquilla's control including:

  speculative positions taken by investors or traders in gold;

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  changes in the demand for gold as an investment;

  changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;

  changes in the supply of gold from production, disinvestment, scrap and hedging;

  financial market expectations regarding the rate of inflation;

  strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;

  changes in interest rates;

  actual or expected sales or purchases of gold by central banks and the International Monetary Fund;

  gold hedging and de-hedging by gold producers;

  global or regional political or economic events; and

  the cost of gold production in major gold producing countries.

On October 4, 2013, the afternoon fixing price of gold on the London Bullion Market was $1,309.75 per ounce. The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

A sustained period of significant gold price volatility may adversely affect Petaquilla's ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions. If revenue from gold sales falls below the cost of production for an extended period, Petaquilla may experience losses and be forced to curtail or suspend some or all of its capital projects or existing operations. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate cash reserves.

The Company faces risks related to operations in foreign countries.

Currently the Company’s properties are located in Panama, Spain and Portugal. Panama is a country with a developing mining sector but with no other commercially producing mines. Consequently, PTQ is subject to and the Company’s mineral exploration and mining activities may be affected in varying degrees by, certain risks associated with foreign ownership including inflation, political instability, political conditions and government regulations. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the Company’s business. Operations may be affected by government regulations with respect to restrictions on production, restrictions on foreign exchange and repatriation, price controls, export controls, restriction of earnings distribution, taxation laws, expropriation of property, environmental legislation, water use, mine safety and renegotiation or nullification of existing concessions, licenses, permits, and contracts.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

As part of the strategy to manage this kind of country risk, the Company is looking for diversify its project portfolio. During fiscal 2012, majority of the Company’s shareholders approved the acquisition of Iberian Resources Corp. ("Iberian"). Iberian owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”). According to Lomero-Poyatos NI 43-101 Report, dated May 2012, the Lomero-Poyatos Mine contains an estimated inferred mineral resource of 6.07Mt averaging 4.25 g/t of gold and 88.74 g/t of silver.

The requirements of the Ley Petaquilla may have an adverse impact on the Company.

PTQ’s operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Cerro Petaquilla Concession.

The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (“MPSA”), a Panamanian company formed in 1997 to hold the Cerro Petaquilla Concession covering approximately 136 square kilometers in north-central Panama. Although the Company no longer holds an interest in the copper deposits therein, it continues to hold the rights to the Molejon gold deposit and, as the Cerro Petaquilla Concession encompasses this deposit, the Ley Petaquilla governs the Company’s exploration activities.

The Ley Petaquilla contains fiscal and legal stability clauses necessary in order to obtain project financing and includes tax exemptions on income, dividends and imports. The Ley Petaquilla also provides for an increase in the annual available infrastructure tax credit, higher depreciation rates for depreciable assets which cannot be used in the infrastructure tax credit pool, and a favorable depletion allowance.

In order to maintain the Cerro Petaquilla Concession in good standing, MPSA must pay to the Government of Panama an annual rental fee of $1.00 per hectare during the first five years of the concession, $2.50 per hectare in the ninth to the tenth years of the concession and $3.50 per hectare thereafter. Initially the annual rental was approximately $13,600 payable by MPSA and funded pro rata by its shareholders. The current annual rental is approximately $34,000. The concession was granted for a 20 year term with up to two 20 year extensions permitted, subject to the requirement to begin mine development and to make a minimum investment of $400 million in the development of the Cerro Petaquilla Concession.

Under the Ley Petaquilla, MPSA was required to begin mine development by August 2001. However, MPSA was able to defer commencing development operations by one month for every month that the price of copper remained below $1.155 per pound for up to a further five

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

years (i.e. until August 2006 at the latest). In September 2005, the multi-phase Petaquilla Mine Development Plan (the “Plan”) submitted to the Government of Panama by PTQ and MPSA was approved by Ministerial Resolution. The Molejon gold mineral deposit forms part of the Cerro Petaquilla Concession and the first phase of the Plan focus on the advancement of the Molejon gold deposit by PTQ as commenced in 2006. Subsequent phases of the Plan are the responsibility of MPSA.

The Ley Petaquilla also requires MPSA to (i) deliver an environmental report to the General Directorate of Mineral Resources of the Ministry of Commerce and Industries (“MICI”) for evaluation; (ii) submit, prior to extraction, an environmental feasibility study specific to the project area in which the respective extraction will take place; (iii) submit annually a work plan comprising the projections and approximate costs for the respective year to the MICI; (iv) post letters of credit in support of required compliance and environmental protection guarantees; (v) annually pay surface canons; (vi) annually pay royalties for extracted minerals; (vii) annually present to the MICI detailed reports covering operations and employment and training; (viii) create and participate in the administration of a scholarship fund to finance studies and training courses or professional training for the inhabitants of the communities neighboring the Cerro Petaquilla Concession in the provinces of Cocle and Colon; and (ix) maintain all mining and infrastructure works and services of the project, always complying with the standards and regulations of general application in force that pertain to occupational safety, health and construction.

For reference, a copy of Law No. 9, as passed by the Legislative Assembly of Panama on February 26, 1997, was provided with PTQ’s Form 20F for the fiscal year ended May 31, 2009, as Exhibit 4.V.

PTQ’s operations are subject to environmental and other regulation.

The Company’s current or future operations, including development activities and commencement of production on the Company’s properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, community services and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Other than the Molejon gold mine, there can be no assurance that approvals and permits required to commence production on the Company’s various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that PTQ will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company’s potential mining and processing operations and exploration activities in Panama are subject to various federal and provincial laws governing land use, the protection of

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, community services and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that PTQ obtain permits from various governmental agencies. The Company believes that it is in substantial compliance with all material laws and regulations that currently apply to corporate activities. There can be no assurance, however, that all permits which may be required for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project that the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or abandonment or delays in development of new mining properties.

To the best of PTQ’s knowledge, the Company is currently operating in compliance with all applicable environmental regulations except as to matters under mitigation as requested by the government of Panama.

The Company’s directors may have conflicts of interest.

In the event that a conflict of interest arises at a meeting of the directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, PTQ will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, the Company’s directors are required to act honestly, in good faith and in the Company’s best interests. In determining whether or not PTQ will participate in a particular program and the interest therein to be acquired by it, the Company’s directors primarily consider the potential benefits to PTQ, the degree of risk to which the Company may be exposed and the Company’s financial position at that time. Other than as indicated, PTQ has no other procedures or mechanisms to prevent conflicts of interest.

Environmental protestors

Various independent environmental groups or individuals would like to prevent the operation of mining in Panama. The Company’s operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such groups or individuals.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Although these protests or blockades could happen, the Company has in place a contingency plan to guarantee the continuity of its operations and activities at the Molejon mine.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures

Management is responsible for the design and maintenance of disclosure controls and procedures.

Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. Current disclosure controls include meetings with the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and members of the Board of Directors and Audit Committee through emails, telephone conferences and informal meetings to review public disclosure. All public disclosures are reviewed by certain members of senior management and of the Board of Directors and Audit Committee. The Board of Directors has delegated the duties to the Chief Executive Officer whom is primarily responsible for financial and disclosure controls.

Based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of June 30, 2013 and during the process identified a material weakness in internal controls that is described below within the analysis of internal control over financial reporting section.

Internal control over financial reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reporting in an accurate and timely manner in accordance with IFRS.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reporting information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

The CEO and the CFO evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Committee Sponsoring Organizations of the Treadway Commission (“COSO”) as at June 30, 2013. Based on this evaluation as at June 30, 2013, the Company identified a material weakness in internal controls. This material weakness was as follows:

  There was a lack of detective and preventative controls at the Company’s Spanish subsidiary, Corporacion de Recursos Ibericos, as the Company did not have sufficient accounting resources in order to account for and apply internal controls to transactions originating at that subsidiary.

The Company is currently working with the senior management of the subsidiary and intends to have the deficiency corrected during the second quarter of fiscal year 2014.

Changes in internal controls over financial reporting

The Company continues to review and assess its internal controls over financial reporting. Except for the material weakness described above, there were no significant changes made to internal controls over financial reporting during the thirteen months ended June 30, 2013.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, PTQ is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BCSC”). PTQ is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resources and mineral reserve estimates. Further, PTQ describes mineral resources associated with its properties utilizing terminology such as “inferred” or “indicated” which are terms recognized by Canadian regulators but not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to US Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. PTQ may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but not recognized by the SEC.

This report may use the term “inferred resources”. US readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

ADDITIONAL INFORMATION

Additional information relating to PTQ, including news releases, financial statements and prior year MD & A filings, is available on SEDAR at www.sedar.com.